                                                Filed by Price Enterprises, Inc.
                                                  pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No: 0-20449
                                       Subject Company: Excel Legacy Corporation


NEWS
                              EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
Graham R. Bullick, Ph.D., Excel Legacy Corporation/Price Enterprises, Inc.
                                                                  (858) 675-9400

              EXCEL LEGACY CORPORATION AND PRICE ENTERPRISES, INC.
                 ANNOUNCE RECORD DATE FOR THEIR ANNUAL MEETINGS


SAN DIEGO, CA. (June 5, 2001) - The Boards of Directors of Excel Legacy Corporation (XLG) and Price Enterprises, Inc., (PREN) announced today that they have set a record date of June 25, 2001 for their 2001 annual meetings. Shareholders of record at these meetings will determine the outcome of the previously announced (press release March 21, 2001) proposed merger between Legacy and Price Enterprises to form a new company, Price Legacy Corporation. The Legacy meeting will be held at the Rancho Bernardo Inn in San Diego, CA, on August 9, 2001 at 9:00 am. The Price Enterprises meeting will be held at the Rancho Bernardo Inn in San Diego, CA, on August 9, 2001 at 11:00 am. The companies also announced a record date of June 25, 2001 has been set for determining the holders of Legacy's outstanding debentures and notes that will be entitled to participate in the previously announced (press release March 21, 2001) exchange offer and consent solicitation being conducted in connection with the proposed merger.

Excel Legacy Corporation is a real estate company which acquires, sells, develops, manages, invests, finances and operates real property and related businesses.

Price Enterprises, Inc., is a REIT which acquires, develops, and manages open air retail properties in 13 states.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The merger, exchange offer and consent solicitation will be effected only through a joint proxy statement/prospectus, consent solicitation statement/prospectus and related documents. Investors are urged to read these materials when they become available, because they will contain important information. The joint proxy statement/prospectus, consent solicitation statement/prospectus and related documents will be filed with the Securities and Exchange Commission by Legacy and Price Enterprises, as applicable. Investors may obtain a free copy of these materials (when they become available) and other documents filed by Legacy and Price Enterprises at the Commission's Web site at http://www.sec.gov.

Legacy, Price Enterprises, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger and the exchange offer and consent solicitation. Such individuals may have interests in these transactions, including as a result of their securities holdings or holding of options. A detailed list of the names, affiliations and interests of the participants in these transactions is contained in the registration statements filed by Price Enterprises with the Commission on May 25, 2001.